EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

September 30, 2009
Assets
Current assets:
Cash and cash equivalents	$6,779
Receivables, net	257,910
Inventories	114,378
Deferred income taxes	16,879
Prepaid expenses and other current assets	7,860

Total current asset	403,806
Property, plant and equipment, net	510,828
Goodwill	1,101,155
Identifiable intangible and other assets	191,874

Total	$2,207,663

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$212,664
Current portion of long-term debt	57,422

Total current liabilities	270,086
Long-term debt	126,616
Deferred income taxes	162,994
Other long-term liabilities	76,546
Parent’s net investment:
Parent’s net investment	1,573,656
Accumulated other comprehensive loss	(2,235)

Total parent’s net investment	1,571,421

Total	$2,207,663

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Nine Months Ended September 30, 2009
Net sales	$2,723,111
Cost of sales	1,973,420

Gross profit	749,691
Operating costs and expenses:
Selling and distribution	433,933
General and administrative	35,715
Amortization of intangibles	1,596
Facility closing and reorganization costs	1,894

Total operating costs and expenses	473,138

Operating income	276,553
Other (income) expense:
Interest expense	12,990
Other (income) expense, net	110,387

Total other expense	123,377

Income from continuing operations before income taxes	153,176
Income taxes	56,879

Net income	$96,297